Exhibit 4.1

The

Investor Services Program

for

Shareholders

of

Massey Energy Company

Program Sponsored and Administered by

Mellon Bank, N.A.

not by Massey Energy Company

Protecting Your Privacy

Our Pledge to You

WE ARE COMMITTED TO YOUR PRIVACY. The privacy policies described in this notice apply to individuals who participate in this Plan for personal, family, or household purposes, or have done so in the past. This notification replaces all previous statements of our information sharing practices, and may be amended at any time. We’ll keep you informed of changes as required by law.

YOUR ACCOUNT IS PROVIDED IN A SECURE ENVIRONMENT. We maintain physical, electronic and procedural safeguards that comply with federal regulations to guard nonpublic personal information. Our agents and service providers have limited access to customer information based on their role in servicing your account.

WE COLLECT INFORMATION IN ORDER TO SERVICE AND ADMINISTER YOUR ACCOUNT. We collect a variety of nonpublic personal information, which may include information about you from the plan enrollment form and information about your transactions with us.

WE DO NOT SHARE NONPUBLIC PERSONAL INFORMATION WITH ANYONE, EXCEPT AS PERMITTED BY LAW.

Thank you for this opportunity to serve you.

Dear Investor:

FutureShare Financial LLC, a registered broker-dealer, is forwarding the materials for the Investor Services Program (“the Plan”). A banking affiliate of FutureShare Financial LLC is the Administrator of the Plan. Please carefully review the following brochure for details of the Plan.

Orders received by the Administrator to purchase or sell shares under the Plan may be executed by FutureShare Financial LLC, an affiliate of the Administrator.

FutureShare Financial LLC makes no recommendation for or against participation in the Plan or the purchase of any securities under the Plan, nor does it assume any responsibility for the accuracy of the statements made in the enclosed materials.

If you have any questions about the Plan, you may contact the Administrator at the toll-free number as listed in this brochure.

Very truly yours,

FutureShare Financial LLC

FutureShare Financial LLC is a member of the NASD/SIPC. It is not a bank or thrift and is separate from its banking affiliates. Shares offered through the Plan are not FDIC insured. They are not bank deposits or obligations of, or guaranteed by any bank and are subject to investment risks, including possible loss of the principal amount invested.

TABLE OF CONTENTS

Investor Services Program Overview	1
Key Features of Program	2
Summary of Terms and Conditions
How can I participate in the Program?	3
How do I get started?	3
May I participate in the Program if I am a Massey Energy employee?	3
How do I reinvest dividends?	4
When are dividends reinvested?	4
How do I make an initial investment?	4
How do I make additional investments?	5
When will shares be purchased?	5
Will I receive certificates for shares purchased?	5
What is safekeeping?	5
Can I get certificates if I want them?	6
How can I transfer or give gifts of shares?	6
How do I sell shares?	6
What are the costs?	6
What about taxes?	7
How can I vote my shares?	7
What provisions are made for non-U.S. residents?	7
How will I keep track of my investments?	7
How would I terminate my participation?	7
How do I contact the Program Administrator?	8
Investor Services Program Fees	10

INVESTOR SERVICES PROGRAM OVERVIEW

The Mellon Investor Services Program (the “Program”) offers you a variety of convenient, low-cost services to make it easier for you to invest in the common stock of Massey Energy Company (“Massey Energy”). The Program has various features and you can choose the Program features that meet your investment needs. The principal terms and conditions of the Program are summarized in this brochure. A copy of the full terms and conditions of the Program is available from the Administrator upon request. Mellon Bank, N.A. (the “Administrator”) administers the Program, and certain administrative support will be provided to the Administrator by Mellon Investor Services, a registered transfer agent.

The Program is designed for long-term investors who wish to invest and build their share ownership over time. The Program offers a convenient and economical means to own shares. Unlike an individual stock brokerage account, the timing of purchases and sales is subject to the provisions of the Program, as discussed on pages 3 through 9.

You can participate in the Program if you are a registered holder of Massey Energy common stock. If you do not own Massey Energy common stock, you can become a participant by making your initial purchase directly through the Program. The Program provides you with the opportunity to reinvest dividends and an alternative to traditional methods of buying, holding and selling Massey Energy common stock.

Read on for a more detailed description of the features of the Mellon Investor Services Program as offered for Massey Energy . If you would like to participate in the Program, you can enroll online via Investor ServiceDirect® or by completing the enclosed Enrollment Form and mailing it to the Administrator in the envelope provided. Please see question number 20 for information on how to access Investor ServiceDirect®.

KEY FEATURES OF PROGRAM

ANYONE CAN PARTICIPATE

You may participate in the Program if you currently own Massey Energy common stock that is registered in your name or you can participate by making your initial investment in common stock through the Program with a minimum initial investment of $250. Alternatively, you may authorize the automatic monthly investment feature and initiate your investment with only $50 and a commitment for at least five sequential purchases.

OPTIONAL CASH PURCHASES

Once you are a registered shareholder, you can buy Massey Energy common stock and pay fees and commissions lower than those typically charged by stockbrokers for small transactions. You can make additional purchases of Massey Energy stock in amounts as little as $50 per purchase, up to $100,000 annually, and either pay by check or have your payment automatically deducted from your bank account.

CONVENIENT SHARE SALES

You can sell Massey Energy common stock and pay fees lower than those typically charged by stockbrokers for small transactions.

FULL INVESTMENT

Full investment of your funds, less fees, is possible because you will be credited with both whole shares and fractional shares. Dividends will be paid not only on whole shares but also proportionately on fractional shares.

AUTOMATIC DIVIDEND REINVESTMENT

You can reinvest all or a portion of your dividends in additional shares of Massey Energy common stock, or the Administrator will remit any dividends to you either by check or by automatic deposit to a bank account you designate.

SHARE SAFEKEEPING

You can deposit your Massey Energy common stock certificates with the Administrator for safekeeping, at no cost to you. You can request withdrawal of any or all of your whole shares of Massey Energy common stock. A certificate for those shares can be sent to you, free of charge.

GIFTS AND OTHER SHARE TRANSFERS

You can make gifts or other transfers of Massey Energy common stock you hold in your Program account.

SUMMARY OF TERMS AND CONDITIONS

1. How can I participate in the Program?

If you already own Massey Energy common stock and the shares are registered in your name, you may participate immediately. You may participate by choosing to reinvest all or part of your quarterly dividend, or by making an additional investment.

Shareholders of record who elect to reinvest all or part of their dividend, will have access to their account on-line over the Internet and will receive quarterly account statements.

If your shares are held for you in a brokerage account, you may direct your broker to register all or any number of whole shares in your own name through the Direct Registration System, then you may participate as a registered owner as indicated above.

If you do not currently own any Massey Energy common stock, you can participate by making an initial investment through the Program. Please see question number 6 for details regarding an initial investment.

While there is no cost to enroll in the Program, please refer to the Investor Services Program Fee schedule for more information on purchase, reinvestment and trading fees. Please refer to the Investor Services Program Fees on page 10.

2. How do I get started?

Enrollment is available on-line through Investor ServiceDirect® (see question number 20 for information on how to access Investor ServiceDirect®). Alternatively, you may enroll by completing the enclosed Enrollment Form and mailing it to the Administrator in the envelope provided. Your participation will begin promptly after your authorization is received. Once you have enrolled, your participation continues automatically, as long as you wish.

3. May I participate in the Program if I am a Massey Energy employee?

Yes. However, if you are a Massey Energy employee, every purchase or sale of Massey Energy stock, including purchases and sales through the Program, must be made in compliance with the Massey Energy policy on Securities Trading by Members (the “Insider Trading Policy”). In addition to other limitations, the Insider Trading Policy provides that you may not trade in Massey Energy stock if you are in possession of material, non-public information about Massey Energy.

SUMMARY OF TERMS AND CONDITIONS

4. How do I reinvest dividends?

You may choose to reinvest all or a portion of the dividends paid on shares you own of Massey Energy common stock.

You may change your election at any time on-line through Investor ServiceDirect® or by notifying the Administrator. To be effective with respect to a particular dividend, any such change must be received by the Administrator on or before the record date for that dividend.

You may, of course, choose not to reinvest any of your dividends, in which case the Administrator will remit any dividends to you by check or automatic deposit to a bank account you designate.

5. When are dividends reinvested?

The Administrator will invest dividends in additional shares of Massey Energy common stock purchased on the open market as promptly as practicable, on or after the payable date, normally within one week. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the funds within 30 days, the Administrator will remit the funds to you by check. No interest will be paid on funds held by the Administrator pending investment.

6. How do I make an initial investment?

You can make an initial cash investment in the Program for as little as $250 but not more than $100,000. Your initial investment can be made:

Via on-line enrollment by:

•	Authorizing one deduction (minimum of $250) from your bank account;
•	Authorizing a minimum of five monthly automatic deductions of at least $50 from your bank account; or
•	Opening your account on-line and sending your initial investment of $250 or more by check or money order.

Using the Enrollment Form and:

•	Making one payment (minimum of $250) by check or money order payable to Massey Energy /Mellon Bank; or

•	Authorizing a minimum of five monthly automatic deductions of at least $50 from your bank account.

SUMMARY OF TERMS AND CONDITIONS

7. How do I make additional investments?

If you already own Massey Energy common stock and are enrolled in the Program and want to make additional purchases, you can authorize individual automatic deductions from your bank account through Investor ServiceDirect® or send a check to the Administrator for each purchase. If you choose to submit a check, please make sure to include the contribution form from your Program statement and mail it to the address specified on the statement. Or, if you wish to make regular monthly purchases, you may authorize automatic monthly deductions from your bank account. This feature enables you to make ongoing investments in an amount that is comfortable for you, without having to write a check. Additional cash purchases are subject to a minimum purchase requirement of $50 per investment and a maximum of $100,000 annually.

8. When will shares be purchased?

Upon receipt of the funds, the Administrator will invest initial and additional cash investments, less applicable fees, in whole and fractional shares purchased on the open market as promptly as practicable, at least once every five business days. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the funds within 35 days, the Administrator will return the funds to you by check. No interest will be paid on funds held by the Administrator pending investment.

9. Will I receive certificates for shares purchased?

No, because the Program provides for share safekeeping. For your convenience, shares purchased under the Program will be maintained by the Administrator in your name in non-certificated (book-entry) form. You may, however, request a stock certificate from the Administrator at any time.

10. What is safekeeping?

Shares of Massey Energy common stock that you buy under the Program will be maintained in your Program account in non-certificated form for safekeeping. Safekeeping protects your shares against loss, theft or accidental destruction and also provides a convenient way for you to keep track of your shares. Only shares held in safekeeping may be sold through the Program.

If you own Massey Energy common stock in certificate form, you may deposit your certificates for those shares with the Administrator, free of charge. Certificates should be sent to the Administrator’s address at 85 Challenger Road, Ridgefield Park, NJ 07660. We recommend the package be sent by USPS registered mail or by any

SUMMARY OF TERMS AND CONDITIONS

of the following overnight couriers: Airborne, DHL, Emery, ExpressMail, FedEx, Purolator, TNT and UPS.

11. Can I get certificates if I want them?

Yes. If you should ever want a stock certificate for all or a portion of the whole shares of Massey Energy common stock in your Program account, the Administrator will send one to you, upon your request. The Administrator will mail a certificate to you within two business days of your request.

12. How can I transfer or give gifts of shares?

You may transfer or give gifts of Massey Energy common stock to anyone you choose by contacting the Administrator and requesting a Gift/Transfer Form. After the transfer or gift purchase is completed, upon your request, the Administrator will send you a non-negotiable gift announcement, which you can present to the recipient. A notice indicating the transfer of Massey Energy common stock will also be forwarded to the recipient.

13. How do I sell shares?

You can sell your Program shares at any time by contacting the Administrator. Your sale request will be processed and your shares will, subject to market conditions and other factors, generally be sold within 24 hours of receipt of your request. Please note that the Administrator cannot and does not guarantee the actual sale date or price, nor can it stop or cancel any outstanding sales or issuance requests. All requests are final. The Administrator will mail a check to you (less applicable sales fees) on settlement date, which is three business days after your shares have been sold.

Alternatively, you may choose to sell your shares through a stockbroker of your choice, in which case you would have to request that the Administrator electronically transfer your shares to your stockbroker. You may also request a certificate for your shares from the Administrator for delivery to your stockbroker prior to settlement of such sale. See question number 11 for instructions on how to obtain a certificate.

14. What are the costs?

There is no fee for enrolling in the Program. Participation is voluntary and you may discontinue your participation at any time. However, there are fees associated with some of the Program’s services. Please refer to the Investor Services Program Fee Schedule on page 10 for more information on transaction and trading fees.

SUMMARY OF TERMS AND CONDITIONS

15. What about taxes?

The Administrator will send a Form 1099-DIV to you and the Internal Revenue Service after each year end reporting all dividend income you received during the year on your Massey Energy common stock (consisting of dividends and transaction or trading fees paid on your behalf by Massey Energy, if any). If you sell shares through the Program, the Administrator will send a Form 1099-B to you and the Internal Revenue Service after year end, showing the total proceeds of the transactions. We recommend that you keep your transaction statements, which are helpful for recordkeeping and tax purposes.

16. How can I vote my shares?

You will receive proxy material for all of your shares, and your shares will be voted in accordance with your direction. If you wish, you may vote your shares in person at shareholder meetings.

17. What provisions are made for non-U.S. residents?

Cash investments from non-U.S. residents must be in United States currency and will be invested in the same manner as investments from other participants. Each participant is responsible for reviewing the applicable laws of his or her country of residence prior to investing in Massey Energy common stock. All dividends will be subject to withholding under the terms of any applicable tax treaty provisions.

18. How will I keep track of my investments?

The Administrator will send a transaction notice confirming the details of each transaction you make. When you participate in the dividend reinvestment feature, you will receive a quarterly statement of your account. If you do not reinvest dividends and have no additional purchase or sale transactions, you will receive an annual statement detailing the status of your holdings of Massey Energy common stock in your Program account.

19. How would I terminate my participation?

You may discontinue the reinvestment of your dividends at any time by giving notice to the Administrator. Notice may be made by telephone, in writing or by changing your dividend election under the account management service when you access your account over the Internet at www.melloninvestor.com. To be effective for a given dividend payment, the Administrator must receive notice before the record date of that dividend. The Administrator will continue to hold your shares unless you request a certificate for any full shares and a check for any fractional share. You may also request the sale of all or part of any such shares or have the

SUMMARY OF TERMS AND CONDITIONS

Administrator electronically transfer your shares to your brokerage account. See question number 13 for information on selling shares.

20. How do I contact the Program Administrator?

Enrollment, purchase or sale of share requests and other transactions or services offered by the Program should be directed to the Administrator through the following:

Internet

You can enroll in the Program, obtain information, and perform certain transactions on your Massey Energy account on-line via Investor ServiceDirect®. To gain access, you will require a password which you may establish when you visit the website. If you have forgotten your password, call 1-877-978-7778 to have it reset.

To access Investor ServiceDirect® please visit the Mellon Investor Services website at:

www.melloninvestor.com

Telephone

Telephone shareholder customer service, including sale of shares, toll-free within the United States and Canada:

1-800-813-2847

International Telephone Inquiries:

1-201-329-8660

For the hearing impaired (TDD):

1-800-231-5469

An automated voice response system is available 24 hours a day, 7 days a week. Customer Service Representatives are available from 9:00 a.m. to 7:00 p.m., Eastern Standard Time, Monday through Friday (except holidays).

In Writing

You may also write to the Administrator at the following address:

Mellon Bank, N.A.

c/o Mellon Investor Services

P.O. Box 3338

South Hackensack, NJ 07606-1938

SUMMARY OF TERMS AND CONDITIONS

Be sure to include your name, address, daytime phone number, social security or tax I.D. number and a reference to Massey Energy on all correspondence.

Note: The Mellon Investor Services Program is designed for the long-term investor and does not afford the same flexibility as a stockbroker’s account.

Massey Energy Company has appointed Mellon Bank, N.A. as Administrator for the Program. The Program is not sponsored or administered by Massey Energy Company. Securities held by the Administrator in your Program account are not subject to protection under the Securities Investor Protection Act of 1970. The Administrator may use, and commissions may be paid to, a broker-dealer which is affiliated with the Administrator. Investors must make independent investment decisions based upon their own judgment and research.

Massey Energy Company is listed on the New York Stock Exchange and trades under the ticker symbol “MEE”.